Exhibit 99.2

CAESARSTONE LTD. KIBBUTZ SDOT-YAM MP MENASHE 37804000 ISRAEL
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V23850-P99233
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CAESARSTONE LTD.
The Board of Directors recommends you vote FOR the following proposals:

1.
Approval of the re-election of each of Dr. Ariel Halperin, Ronald Kaplan, Tom Pardo Izhaki, Giora Wegman, Ornit Raz, Maxim Ohana and election of Yuval Beeri, as a director of the Company to hold office until the close of the next annual general meeting.
VOTE FOR EACH DIRECTOR SEPARATELY

	Nominees:		For	Against	Abstain

	1a.	Dr. Ariel Halperin	☐	☐	☐			For	Against	Abstain

	1b.	Ronald Kaplan	☐	☐	☐	3.	Approval the extension of the Management Services Agreement with Tene Growth Capital 3 Funds Management Company Ltd.	☐	☐	☐

	1c.	Tom Pardo Izhaki	☐	☐	☐

1d.	Giora Wegman	☐	☐	☐	4.	Approval the renewal of the current indemnification agreement between the Company and its current and future directors who are a Controlling Shareholder (as such term is defined in the Proxy Statement) or associated with a Controlling Shareholder of the Company, to the full extent permitted by the law, in accordance with the Company’s Compensation Policy.
								☐	☐	☐

	1e.	Ornit Raz	☐	☐	☐

	1f.	Maxim Ohana	☐	☐	☐

	1g.	Yuval Beeri	☐	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on August 7, 2024, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

2.
Approval of the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2024, and its service until the annual general meeting of shareholders to be held in 2025 and to authorize the Company’s board of directors (or, the audit committee, if authorized by the board of directors subject to the ratification of the board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.
			☐	☐	☐

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposals No. 3 and 4).

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE LTD.

SEPTEMBER 19, 2024
5 P.M. (Israel time)

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided. ↓

CAESARSTONE LTD.
2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 19, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a shareholder of Caesarstone Ltd. (the “Company”), an Israeli company, hereby appoints Mr. Nahum Trost and Mr. Ron Mosberg, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, on September 19, 2024, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.04 per share, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSALS NO. 3 AND 4 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS NO. 3 AND 4, PLEASE NOTIFY RON MOSBERG, COMPANY’S GENERAL LEGAL COUNSEL, AT KIBBUTZ SDOT-YAM, MP MENASHE 3780400, ISRAEL, TELEPHONE: +972-4-6109217 OR EMAIL AGM@CAESARSTONE.COM.

PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

(Continued and to be signed on the reverse side)